JOHN T. MCKENNA

+1 650 843 5059

jmckenna@cooley.com

April 13, 2018

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	ConvergeOne Holdings, Inc.
Amendment No. 1 to Schedule TO-I Filed March 23, 2018
File No. 005-89952

Ladies and Gentlemen:

On behalf of ConvergeOne Holdings, Inc. (“ConvergeOne” or the “Company”), the following information is in response to a letter, dated March 27, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Schedule TO-I filed March 23, 2018. The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter. The Company is concurrently filing Amendment No. 2 to Schedule TO-1 (“Amendment No. 2”).

Schedule TO-I/A

1.	We have reviewed the analysis provided in response to comment 1 of our letter dated March 7, 2018. As we understand the anticipated delisting notice has yet to have been issued, a successful tender offer still could be considered to produce the going private effect specified in Rule 13e-3(a)(3)(ii)(B) absent an extension of the offer expiration date beyond any date that such notice is issued. In addition, we noticed that the completion of the tender offer, if extended beyond receipt of the notice, would be at risk of producing the going private effect specified in Rule 13e- 3(a)(3)(ii)(A). Accordingly, please provide us with a supplemental legal analysis regarding the continuing possibility Rule 13e-3 may apply to the tender offer.

The Company respectfully acknowledges the Staff’s comments, and advises the Staff that as of the date hereof, the Company has yet to receive the letter from the Listing Qualifications Office of the Nasdaq Stock Market LLC (“Nasdaq”), indicating that Nasdaq intends to delist the Company’s warrants (NASDAQ: CVONW) from the Nasdaq Capital Market for the failure to meet the requisite number of warrant holders requirement set forth in Nasdaq Listing Rule 5515(a)(4). The Company provided Nasdaq with additional analysis on March 30, 2018. The Company’s common stock (NASDAQ: CVON) is not expected to be impacted by the delisting of the warrants.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM

April 13, 2018

Page Two

The Company respectfully submits that the following legal analysis supports the Company’s position that Rule 13e-3 is not applicable to the Company’s tender offer for its warrants. Rule 13e-3 provides that a “Rule 13e-3 transaction” is a transaction or series of transactions with respect to an equity security involving the purchase of, tender for or solicitation of proxies with respect to such security which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

•	Rule 13e- 3(a)(3)(ii)(A) - causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 under the Exchange Act, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 of the Exchange Act; or suspension under Rule 12h-3 or section 15(d) of the Exchange Act.

•	Rule 13e-3(a)(3)(ii)(B) - causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

With respect to Rule 13e-3(a)(3)(ii)(B), the Company’s warrants are currently listed on the Nasdaq Capital Market LLC and registered pursuant to Section 12(b) of the Exchange Act. As stated above, the Company expects to shortly receive a delisting notice from Nasdaq for the failure to meet the requisite number of warrant holders requirement set forth in Nasdaq Listing Rule 5515(a)(4). In addition, the Company does not intend to appeal such delisting. Therefore, the Company respectfully submits that the tender offer will not be “producing” the warrant delisting and cannot be considered a “cause” of the warrant delisting – whether proximate, direct, “but for” or otherwise. As a result, the tender offer does not rise to the level of colorable concern under Rule 13e-3(a)(3)(ii)(B).

With respect to Rule 13e-3(a)(3)(ii)(A), the Company does not intend for the tender offer to directly result in the termination of the Exchange Act registration of the Company’s warrants. The Company supplementally advises the Staff that as of March 29, 2018, there are approximately 126 holders of its warrants (as calculated pursuant to Rule 12g5-1 under the Exchange Act, in accordance with Question and Answer 152.01 in the C&DI’s). The Company respectfully notes that the Staff concluded in Question and Answer 104.01 of the C&DI’s, relating to Rule 13e-3 of the Exchange Act, that if an issuer is eligible to terminate the registration of a class of equity securities under Section 12(g) of the Exchange Act because the relevant class of securities is held of record by less than the threshold amounts specified in Rule 12g-4, then the issuer is not required to file a Schedule 13E-3 when it engages in a transaction specified in Rule 13e-3(a)(3)(i) that further reduces the number of record holders. The Staff noted that this is because the issuer was already eligible to terminate the registration under Section 12(g), and therefore the transaction would not be deemed to have “caused” the class of securities

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM

April 13, 2018

Page Three

to become eligible for termination of registration. The reduction in the number of security holders pursuant to such transaction would therefore not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). Therefore, the Company respectfully submits that the tender offer will not be “producing” the circumstances that render the warrants eligible for deregistration and cannot be considered a “cause” of any such circumstances – whether proximate, direct, “but for” or otherwise. As a result, the tender offer does not rise to the level of colorable concern under Rule 13e-3(a)(3)(ii)(A).

In addition, the Company notes that, because the Company will continue to have common stock outstanding, listed and registered under the Exchange Act, the tender offer will not affect the Company’s ongoing compliance with Exchange Act reporting requirements. As a result, any warrant holders who, for any reason, retain their warrants after the tender offer will continue to have available to them the same ongoing Company disclosure that has previously been available to them.

The Company confirms upon delisting from the Nasdaq, the Company would not be required to register the warrants pursuant to Rule 12g-4 as prior to the time of the tender offer as the warrants were held of record by less than 300 persons. Therefore, the Company respectfully submits that Rule 13e-3(a)(3)(ii)(A) is inapplicable because the tender offer will not “cause” the warrants to be eligible for termination of registration and will not produce the going private effect of Rule 13e-3.

The Company respectfully submits that because the Company did not and does not intend for tender offer to result in the delisting or eligibility for deregistration of the warrants and because the tender offer would not result in such eligibility for deregistration, the tender offer is not a Rule 13e-3 transaction.

Notwithstanding the above analysis, the Company has revised Amendment No. 2 to include an additional closing condition to the tender offer, which requires that the Company shall have concluded that consummation of the tender offer will not constitute a “Rule 13e-3 transaction,” as such term is defined in Rule 13e-3 under the Exchange Act. The Company further acknowledges to the Staff that the Company is not permitted to waive such condition.

2.	Your revised disclosure states in multiple places that a revised copy of the Letter of Transmittal is attached as Exhibit (a)(1)(B) to the Schedule TO-I/A filing. However, such revised copy does not appear to have been attached to the filing. Accordingly, please clarify your disclosure by deleting the references or file the revised copy of the Letter of Transmittal.

The Company respectfully acknowledges the Staff’s comments and has revised Amendment No. 2 to delete the references to the revised Letter of Transmittal.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM

April 13, 2018

Page Four

Offer to Purchase

Summary Term Sheet and Questions and Answers, page 1

3.	We note the response to comment 3 of our letter dated March 7, 2018 and the related revised disclosure that states, “[y]ou may withdraw your tendered Warrants at any time before the Expiration Date unless accepted for payment by us pursuant to the Offer.” Such disclosure suggests tendered shares may be paid for on a rolling basis prior to the Expiration Date and thereby impermissibly remove tendering holders’ withdrawal rights. Please revise.

The Company respectfully acknowledges the Staff’s comments and has revised Amendment No. 2 accordingly.

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Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

COOLEY LLP

/S/ JOHN T. MCKENNA

John T. McKenna

cc:	John A. McKenna, Jr., ConvergeOne Holdings, Inc.

Jeff Nachbor, ConvergeOne Holdings, Inc.

Mehdi Khodadad, ConvergeOne Holdings, Inc.

Alan Hambelton, Cooley LLP

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM